SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

UK COURT OF APPEAL STAYS THE OFT INVESTIGATION OF RYANAIR'S 29% MINORITY STAKE IN AER LINGUS

The UK Court of Appeal yesterday (Thu, 24 Nov) ordered a stay of the UK OFT's investigation into Ryanair's 29% minority stake in Aer Lingus, which was first acquired in 2006/2007 during Ryanair's failed merger offer for Aer Lingus.  In September 2010 the OFT decided to investigate Ryanair's 5 year old minority stake in Aer Lingus.  Ryanair challenged the OFT's jurisdiction on the basis that the OFT's investigation was "out of time".  The OFT's investigation will now be suspended until the Court of Appeal rules on this "out of time" issue, following a full hearing of the case, which is scheduled for mid-2012.

Stephen McNamara                            Joe Carmody

Ryanair Ltd                                          Edelman

Tel: +353-1-8121212                         Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 25 November 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary